

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 19, 2008

Mr. Marcus C. Rowland, Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 12, 2008**
> **Response Letter Dated July 30, 2008**
> **File No. 1-13726**

Dear Mr. Rowland:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the period ended December 31, 2007

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

1.   We note your response to prior comment 4. It is unclear why you believe that "it would be inappropriate to disclose the revenues generated from Mr. McClendon's FWPP working interest." We note that Items 404(a)(3) and (a)(4) of Regulation

S-K require the disclosure of the approximate dollar value of the amount involved in a related transaction and the approximate dollar value of the amount of the related person's interest in the transaction. Therefore, consistent with Item 404, it would appear that you are required to disclose the revenues generated by Mr. McClendon from his FWPP working interest during the last fiscal year. We therefore reissue the comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director